

April 7, 2014

Via E-mail
J. Ryan VanWinkle
Executive Vice President and Chief Financial Officer
Ferrellgas, Inc., General Partner of Ferrellgas Partners, L.P.
One Liberty Plaza
Liberty, MO 64068

> **Re:** **Ferrellgas Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed September 26, 2013**
> **Response dated March 31, 2014**
> **File No. 1-11331**

Dear Mr. VanWinkle:

We have reviewed your response dated March 31, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview, page 33

Liquidity and Capital Resources, page 41

1. We note your response to comment 3 in our letter dated March 25, 2014. In future filings please ensure that your assumptions in determining distributable cash flow are also disclosed where, for example, you have considered incentive distribution rights.

2. We note your response to comment 4 in our letter dated March 25, 2014. To the extent there are significant fluctuations in the cash reserves approved by your general partner, please include disclosure addressing whether, for example, the reserve was established to meet future expenditures anticipated or the reduction in the reserve was in order to maintain distributions at the current level. Please show us what your disclosure will look like had such disclosures been provided in your current Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 53

Notes to Consolidated Financial Statements, page F-8

B. Summary of significant accounting policies, page F-8

(2) Principles of consolidation, page F-8

3. We note your response to comment 8 of our letter dated March 25, 2014 and your determination that the Operating Partnership is a variable interest entity based on the conditions in ASC 810-10-15-14. You indicate that because of the disproportionate voting rights of the Operating Partnership's limited partner and the fact that substantially all of the Operating Partnership's activities are conducted on behalf of the limited partner, the Operating Partnership is a variable interest entity. In reaching your determination that the Operating Partnership is a variable interest entity, please tell us if you combined the GP's controlling interest with the economic interests of its related parties which have invested in the Operating Partnership when assessing decision making abilities. We believe that generally the controlling interest should be combined with the economic interests of all related parties warranting consideration as to whether the holders of the equity investment at risk have decision making abilities through their relationship with the GP. If you did combine the interests and still concluded the Operating Partnership is a variable interest entity, please explain to us why the economic interest held by related parties is independent of the general partner's influence, both from a control and economic perspective.

Form 8-K filed March 10, 2014

Exhibit 99.1

4. We note your response to comment 11 in our letter dated March 25, 2014. Please tell us your consideration of discussing significant cash payments made that will not occur on a continuing basis when including disclosure of your distributable cash flow and references to your coverage ratio; or alternatively, expanding your definition of this non-GAAP measure to clarify that items added into your calculation of DCF that will not occur on a continuing basis may have associated cash payments.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief